Exhibit 99.1

ADDENDUM TO MANAGEMENT INFORMATION CIRCULAR

This is an addendum (this “Addendum”) to the Management Information Circular (the “Circular”) dated March 30, 2026 in respect of the annual general meeting of shareholders of MDA Space Ltd. (“MDA Space” or the “Company”) scheduled to be held on May 7, 2026 (subject to any adjournment(s) or postponement(s) thereof). The information in this Addendum is in addition to, and not in replacement of, the Circular and all other information in the Circular remains unaffected. Capitalized terms used but not otherwise defined in this Addendum have the respective meanings given to them in the Circular.

This Addendum supplements the discussion on gender diversity of the Board contained in the Circular as follows:

Alison Alfers resigned from the Board due to unexpected family circumstances effective March 3, 2026. Prior to her resignation, three of the nine directors of the Company (33%) identified as women. Following her resignation, the Board composition has temporarily dipped below 30% women. Of the directors proposed for election at the Meeting, two of the seven directors (29%) identify as women. MDA Space is aware of the expectation of certain investors and proxy advisory firms that at least 30% of the Board members of companies listed on the Toronto Stock Exchange be women. While the Board’s current gender composition is below this threshold, the Company intends to return to having at least 30% women directors at or prior to the Company’s 2027 annual meeting of shareholders. MDA Space believes that an effective board requires a range of perspectives, experiences, qualifications and expertise, with gender diversity being one of several factors the Board considers.

DATED the 9th day of April, 2026.

(s) Guillaume Lavoie
Chief Financial Officer